SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW DÜSSELDORF BASE (NO. 86)

1 BASED AIRCRAFT, 2 NEW ROUTES TO ALICANTE & MALAGA & 140,000 C'MERS

Ryanair, Europe's No.1 airline, today (26 Apr) announced that it will open a new base at Düsseldorf Airport from June, its 11th base in Germany and 86th in Europe, with 1 based aircraft, as it launched 2 new summer routes to Alicante and Malaga. These new Ryanair routes are in addition to the daily service to Palma de Mallorca which was announced earlier this year and the 12 routes operated on behalf of Laudamotion, all of which are on sale on Ryanair.com.

Ryanair's Dusseldorf summer 2018 schedule will deliver:

●              1 based aircraft (an investment of $100m)
●              3 routes: Alicante (daily), Malaga (daily) & Palma de Mallorca (daily)
●              21 weekly flights
●              140,000 customers p.a.

German consumers and visitors can book their summer holidays at even lower fares, and enjoy Ryanair's 2018 "Always Getting Better" improvements including:

●              Price Promise - find a cheaper fare and we'll refund the difference + €5 to your My Ryanair account
●              Punctuality Promise - we aim to deliver 90% of flights on time
●              Lower checked-in bag fees (€25), bigger bag allowance (20kg)
●              Connecting flights at Rome, Milan & Porto with more airports to follow
●              Ryanair Rooms with "10% back" Travel Credit

These new routes offer will offer German customers even more routes and flights to Spanish sunshine destinations and are on sale today from €19.99 on the Ryanair.com website. Ryanair will launch its Dusseldorf winter 2018 schedule in the coming weeks.

Ryanair's Kenny Jacobs said:

"Ryanair is pleased to announce a new base at Düsseldorf Airport, our 11th German base, and launch two new routes to Alicante and Malaga for summer 2018. These new routes are in addition to our recently announced service to Palma de Mallorca and all three will operate daily from 1st June.

To celebrate our new Dusseldorf base and continued German growth, we are releasing seats for sale on these new routes from just €19.99, which are available for booking today for travel in June. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 April, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary